EXHIBIT 99.(A)(5)(C)

GENERAL WILLIAM LYON INCREASES OFFER FOR SHARES OF

WILLIAM LYON HOMES TO $100.00 PER SHARE

SPECIAL COMMITTEE OF WILLIAM LYON HOMES RECOMMENDS AMENDED OFFER

Newport Beach, Calif.—April 10, 2006—General William Lyon today announced that he will amend his tender offer for all the outstanding shares of William Lyon Homes common stock not already owned by him by increasing the offer price to $100.00 per share. The special committee of the board of directors of William Lyon Homes, comprised of three independent directors, has determined that it will recommend that stockholders tender their shares in connection with the amended offer. The revised offer price represents a premium of approximately 32.1% over the closing price of William Lyon Homes common stock on March 16, 2006, the last trading day prior to the announcement of the tender offer, and an increase of approximately 7.5% over the original offer price of $93.00.

General Lyon has also extended his offer until 12:00 midnight, New York City time, on Friday, April 21, 2006. As of April 7, 2006, approximately 428 shares have been tendered and not withdrawn in connection with the offer. William Lyon Homes stockholders who have already tendered their shares will receive the increased offer price of $100.00 per share and need not take any additional action in order to receive such price.

General Lyon has also reached an agreement in principle, subject to court approval, to settle certain class action lawsuits that have been filed in Delaware on behalf of William Lyon Homes’ stockholders. Another class action lawsuit filed in California remains pending.

All other terms and conditions of the amended offer remain the same, as set forth in the tender offer materials disseminated by General Lyon. In particular, the amended offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the amended offer expires at least a majority of the shares (including shares issued upon the exercise of vested options prior to the expiration of the amended offer) not owned by General Lyon, The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust and the officers and directors of William Lyon Homes immediately prior to the commencement of the original offer. The amended offer is also subject to additional conditions described in the tender offer materials, including the condition that sufficient shares are tendered in the amended offer such that the tendered shares, together with the shares already owned by General Lyon and The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust, would represent at least 90% of the shares outstanding upon expiration of the amended offer and the condition that General Lyon receive the proceeds under his financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc.

General Lyon will supplement his Offer to Purchase and amend his tender offer and Rule 13e-3 transaction statements, and William Lyon Homes will amend its solicitation/recommendation statement (in each case on file with the U.S. Securities and Exchange Commission “SEC”)) shortly to reflect the increased offer price and other relevant changes.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of William Lyon Homes common stock. The solicitation of offers to sell shares of William Lyon Homes common stock is made pursuant to a tender offer statement on Schedule TO and an offer to purchase and related materials filed with the SEC. William Lyon Homes stockholders and other interested parties are urged to read the tender offer statement on Schedule TO, the offer to purchase, William Lyon Homes’ Solicitation/Recommendation

Statement on Schedule 14D–9, and other relevant documents filed with the SEC because they contain important information. Investors can obtain the tender offer statement and other publicly filed documents without charge from the web site maintained by the SEC at www.sec.gov.